FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

 1. Agreement with Eccogene for clinical stage GLP-1RA

 09 November 2023

AstraZeneca licenses novel agent for the treatment of cardiometabolic conditions and obesity

Global rights to Eccogene's next-generation oral glucagon-like peptide 1 receptor agonist, ECC5004 as monotherapy and combination therapies

AstraZeneca and Eccogene have entered into an exclusive licence agreement for ECC5004, an investigational oral once-daily glucagon-like peptide 1 receptor agonist (GLP-1RA) for the treatment of obesity, type-2 diabetes and other cardiometabolic conditions.

Preliminary results from the Phase I trial have shown a differentiating clinical profile for ECC5004, with good tolerability and encouraging glucose and body weight reduction across the dose levels tested compared to placebo.

Sharon Barr, Executive Vice President, BioPharmaceuticals R&D at AstraZeneca, said: "With the number of people living with cardiometabolic conditions and obesity today already over one billion, there is a need for continued innovation and next generation therapeutic options. Building on the promising Phase I clinical data generated by Eccogene, we believe this oral GLP-1RA molecule could offer alternatives to current injectable therapies both as a potential monotherapy as well as in combination for cardiometabolic diseases such as type-2 diabetes, as well as for obesity. ECC5004 further strengthens our existing pipeline addressing both incretin and non-incretin pathways, including our GLP-1/glucagon dual agonist [AZD9550] and long-acting amylin analogue [AZD6234]."

Jingye Zhou, Chief Executive Officer of Eccogene, said: "GLP-1RA represents a very important class of drugs for multiple cardiometabolic diseases; currently there is no approved orally available small molecule GLP-1RA. Small molecule GLP-1RA, such as ECC5004, could potentially offer more dosing convenience and ease of use compared to existing GLP-1RA therapies. AstraZeneca has impressive global capabilities in clinical development and commercialisation. This important collaboration between Eccogene and AstraZeneca will accelerate the development of ECC5004, a once daily, low dose, orally available small molecule GLP-1RA to benefit the millions of patients worldwide living with these diseases."

GLP-1RAs are an important treatment option for people living with metabolic diseases such as diabetes and obesity. They have been shown to be effective at decreasing haemoglobin A1c (HbA1c), promoting weight loss and reducing the risk of cardiovascular events by mimicking the hormone GLP-1.1

Financial considerations
Under the terms of the agreement, Eccogene will receive an initial upfront payment of $185m. In addition, Eccogene will also receive up to an additional $1.825bn in future clinical, regulatory, and commercial milestones and tiered royalties on product net sales.

Under the agreement AstraZeneca is granted exclusive global rights for the development and commercialisation of Eccogene's ECC5004 small molecule GLP-1RA for any indication in all territories except China, where Eccogene has the right to co-develop and co-commercialise in China alongside AstraZeneca.

Notes

ECC5004
ECC5004 is a once daily, low dose, small molecule GLP-1RA which is currently in a US Phase I clinical trial in healthy participants and patients with type-2 diabetes. ECC5004 has been demonstrated in preclinical studies to possess desirable efficacy and safety profiles.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM), part of BioPharmaceuticals, forms one of AstraZeneca's main disease areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys, liver and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection by slowing or stopping disease progression, and ultimately paving the way towards regenerative therapies. The Company's ambition is to improve and save the lives of millions of people, by better understanding the interconnections between CVRM diseases and targeting the mechanisms that drive them, so we can detect, diagnose and treat people earlier and more effectively.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Drucker, D.J. (2022) GLP-1 physiology informs the pharmacotherapy of obesity. Molecular Metabolism 57; 101351. doi: 10.1016/j.molmet.2021.101351.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 9 November 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary